UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of August 2009
Commission File Number: 001-33328
XINHUA SPORTS & ENTERTAINMENT LIMITED
(formerly Xinhua Finance Media Limited)
(Translation of registrant’s name into English)
2201, Tower D, Central International Trade Center,
6A Jian Wai Avenue, Chaoyang District,
Beijing 100022, People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Incorporation by Reference
We are incorporating this report on Form 6-K by reference into our registration statement on Form F-3, Registration No. 333-159058, as amended, originally filed with the Securities and Exchange Commission on May 8, 2009.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XINHUA SPORTS & ENTERTAINMENT LIMITED
By:	/s/ Fredy Bush
	Name:	Fredy Bush
	Title:	Chief Executive Officer

Date: August 13, 2009

Exhibit Index
Exhibit 99.1 — Press Release

Exhibit 99.1
FOR IMMEDIATE RELEASE
XSEL Announces Financial Results for the Second Quarter 2009
BEIJING, August 12, 2009 — Xinhua Sports & Entertainment Limited (the “Company” or “XSEL”) (NASDAQ: XSEL), a leading sports and entertainment group in China, today announced its unaudited financial results for the second quarter ended June 30, 2009.
Second Quarter 2009 Highlights
•	Net revenue was $38.8 million

•	Adjusted EBITDA (non-GAAP) was $5.7 million

•	Adjusted net income (non-GAAP) was $2.9 million

•	Adjusted net income per ADS (non-GAAP) was $0.03

•	Net loss attributable to XSEL (GAAP) was $2.1 million

•	Net loss per ADS (GAAP) was $0.04
Fredy Bush, XSEL’s CEO said, “We warmly welcome Mr. Zheng Jingsheng as Chairman of the Board and an Independent Director. With Mr. Zheng’s in-depth understanding of China’s media sector and extensive experience as a senior executive at the Xinhua News Agency, he will contribute invaluable insight and guidance to XSEL’s business. The separation of the Chairmanship and the office of the CEO further enhance the Company’s corporate governance.”
“This quarter saw solid growth despite a weak global economy with the implementation of our sports strategy. As we continue to execute, we are pleased to announce the addition of the extremely popular Ultimate Fighting Championship or UFC, to our Fight Weekend programming. Our internet platform, Koobee, recently secured the exclusive online rights to distribute the full 2009-2010 season of soccer’s English Premier League through the intranet covering more than 30 million college students in China.”
Second Quarter 2009 Financial Results
Chart 1: Summary of financial results

	3 months	3 months	3 months
	ended	ended	ended	09Q2 vs 08Q2	09Q2 vs 09Q1
In US$ millions	Jun 30, 2009	Jun 30, 2008	Mar 31, 2009	Growth %	Growth %
Net revenue[1]	38.8	47.2	24.5	-18%	59%
Adjusted EBITDA[2]	5.7	10.7	1.3	-47%	325%
Net (loss) income attributable to XSEL	(2.1)	0.8	(3.1)	N/A	31%
One-time items[3]	(1.2)	0.6	—	N/A	N/A
Net (loss) income attributable to XSEL before one-time items	(3.3)	1.4	(3.1)	N/A	-4%
Adjusted net income[2]	2.9	7.6	0.7	-62%	323%

[1]
Due to the pending sale of Shanghai Hyperlink Market Research Co. Ltd (“Hyperlink”), the Company’s research services business, in 2009, the results of operations were separately reported as “discontinued operations” and comparative numbers were reclassified accordingly.

[2]	Please refer to Chart 8 (Reconciliation of non-GAAP financial results) for details of calculation of adjusted EBITDA (non-GAAP) and adjusted net income (non-GAAP).

[3]
One-time items are those that we believe are not indicative of future performance. The one-time items of $1.2 million in the second quarter of 2009 represent the net amount of non-cash fair value adjustments on a long-term receivable and convertible loan.

Net Revenue
Net revenue for the second quarter of 2009 was $38.8 million, down 18% year-on-year from $47.2 million in the second quarter of 2008 or up 59% sequentially from $24.5 million in the first quarter of 2009.
Net Revenue by type and business group
Chart 2: Net revenue by type and business group

In US$ millions	Broadcast	Advertising	Print	Total
Net revenue:
Advertising services	4.3	16.6	0.3	21.2
Content production	0.2	—	—	0.2
Advertising sales	14.5	—	2.8	17.3
Publishing services	—	—	0.1	0.1

Total net revenue	19.0	16.6	3.2	38.8

Broadcast Group
Net revenue for the Broadcast Group for the second quarter of 2009 was $19.0 million, up 37% year-on-year from $14.0 million in the second quarter of 2008 or up 62% sequentially from $11.8 million in the first quarter of 2009.
Chart 3: Revenue breakdown of the Broadcast Group

	3 months	3 months		3 months	3 months
	ended	ended	Growth	ended	ended	Growth
In US$ millions	Jun 30, 2009	Jun 30, 2008%		Jun 30, 2009	Mar 31, 2009%
Broadcast:
Television	11.3	6.5	75%	11.3	4.7	142%
Radio	3.2	2.7	17%	3.2	2.6	21%
Mobile	4.3	2.5	72%	4.3	3.6	21%
Production	0.2	2.3	-91%	0.2	0.9	-76%

Subtotal:	19.0	14.0	37%	19.0	11.8	62%

Advertising Group
Net revenue for the Advertising Group for the second quarter of 2009 was $16.6 million, down 41% year-on-year from $28.2 million in the second quarter of 2008 or up 65% sequentially from $10.0 million in the first quarter of 2009. The year-on-year decrease was primarily due to divestments and the global economic downturn.
Chart 4: Revenue breakdown of the Advertising Group

	3 months	3 months		3 months	3 months
	ended	ended	Growth	ended	ended	Growth
In US$ millions	Jun 30, 2009	Jun 30, 2008%		Jun 30, 2009	Mar 31, 2009%
Advertising:
Print/Online	7.6	12.2	-38%	7.6	2.1	266%
Outdoor/Other [1]	2.2	8.1	-73%	2.2	1.6	33%
BTL Marketing	6.8	7.9	-14%	6.8	6.3	8%

Subtotal [2]:	16.6	28.2	-41%	16.6	10.0	65%

[1]	On December 31, 2008, the Company divested its Hong Kong based outdoor advertising business, Convey, which contributed $5.9 million to net revenue in the second quarter of 2008.

[2]
Due to the pending sale of Hyperlink, the Company’s research services business, in 2009, the historical results were reported as “discontinued operations” for all periods presented. Hyperlink contributed $1.6 million to net revenue for the Advertising Group in the second quarter of 2008.

Print Group
Net revenue for the Print Group for the second quarter of 2009 was $3.2 million, down 36% year-on-year from $5.0 million in the second quarter of 2008 or up 20% sequentially from $2.7 million in the first quarter of 2009. The year-on-year decrease is primarily due to the global economic downturn.
Chart 5: Revenue breakdown of the Print Group

	3 months	3 months		3 months	3 months
	ended	ended	Growth	ended	ended	Growth
In US$ millions	Jun 30, 2009	Jun 30, 2008%		Jun 30, 2009	Mar 31, 2009%
Print:
Newspaper	2.0	2.7	-26%	2.0	1.3	52%
Magazines	1.2	2.3	-48%	1.2	1.4	-11%

Subtotal:	3.2	5.0	-36%	3.2	2.7	20%

Gross Profit
Gross profit for the second quarter of 2009 was $9.9 million, down 51% year-on-year from $20.3 million in the second quarter of 2008, or up 18% sequentially from $8.4 million in the first quarter of 2009. Adjusted gross profit (non-GAAP), defined as gross profit before amortization of intangible assets from acquisitions, for the second quarter of 2009 was $11.3 million, down 49% year-on-year from $22.1 million in the second quarter of 2008, or up 20% sequentially from $9.4 million in the first quarter of 2009. The year-on-year decrease of both gross profit and adjusted gross profit was a result of the factors previously described in the net revenues of our business groups. We provide the adjusted gross profit metric to break out the amortization of intangible assets from acquisitions charged within the cost of revenue. Chart 6 (Reconciliation for adjusted gross profit by business group) provides the breakdown of adjusted gross profit by business group. Due to the pending sale of Hyperlink, the Company’s research services business, in 2009, the results of operations were separately reported as “discontinued operations” and comparative numbers were reclassified accordingly.

Chart 6: Reconciliation for adjusted gross profit by business group

In US$ millions	Advertising	Broadcast	Print	Total
Gross Profit	5.0	2.5	2.4	9.9
Amortization of intangible assets from acquisitions[1]	—	1.2	0.2	1.4

Adjusted gross profit	5.0	3.7	2.6	11.3

[1]
Amortization of intangible assets from acquisitions includes intangible assets such as trademarks, license rights, exclusive advertising rights, licensing agreement, customer relationships and non-compete agreements.

Operating Expenses
Operating expenses are comprised of selling and distribution expenses and general and administrative expenses. Operating expenses for the second quarter of 2009 were $9.1 million, down 44% year-on-year from $16.3 million in the second quarter of 2008, or down 14% sequentially from $10.7 million in the first quarter of 2009. The year-on-year decrease is primarily due to implementation of cost cutting initiatives, a reduction of provision for accounts receivable of $1.3 million in the second quarter of 2009, a decrease in selling and distribution expenses in line with decreased revenue and a decrease in share-based compensation expenses.
Selling and distribution expenses for the second quarter of 2009 were $3.5 million, down 36% year-on-year from $5.5 million in the second quarter of 2008, or up 8% sequentially from $3.3 million in the first quarter of 2009.
General and administrative expenses for the second quarter of 2009 were $5.6 million, down 48% year-on-year from $10.8 million in the second quarter of 2008, or down 24% sequentially from $7.4 million in the first quarter of 2009. Included in general and administration expenses for the second quarter of 2009 was $0.6 million of share-based compensation expenses.
Adjusted EBITDA (non-GAAP)
Adjusted EBITDA (non-GAAP), defined as net income (loss) attributable to XSEL before one time items, other income (expense), taxes, depreciation, amortization of intangible assets from acquisitions, net income (loss) attributable to non-controlling interests and share-based compensation expenses, for the second quarter of 2009 was $5.7 million, down 47% year-on-year from $10.7 million in the second quarter of 2008, or up 325% sequentially from $1.3 million in the first quarter of 2009. The year-on-year decrease is mainly due to divestments and the global economic downturn.
We provide the adjusted EBITDA metric because it allows management, investors and others to evaluate and compare our core operating results without the impact of certain non-cash items or one-time items that we believe are not indicative of future performance.

Chart 7: Adjusted EBITDA by business group

In US millions	Advertising	Broadcast	Print	Total
Adjusted EBITDA by business group	3.8	2.7	2.3	8.8
Less: net head office expenses	—	—	—	(3.1)
Adjusted EBITDA	—	—	—	5.7
Net Income (Loss) attributable to XSEL and Adjusted Net Income (non-GAAP)
Net loss attributable to XSEL for the second quarter of 2009 was $2.1 million, compared to net income $0.8 million in the second quarter of 2008 and net loss $3.1 million in the first quarter of 2009.
Adjusted net income (non-GAAP), defined as net income (loss) attributable to XSEL before one-time items, amortization of intangible assets from acquisitions, share-based compensation expenses and imputed interest, for the second quarter of 2009 was $2.9 million, down 62% year-on-year from $7.6 million in the second quarter of 2008, or up 323% sequentially from $0.7 million in the first quarter of 2009. The year-on-year decrease is mainly due to divestments and the global economic downturn.
We provide the adjusted net income metric because it allows management, investors and others to evaluate our net income without the impact of possible add backs, deductions, certain material non-cash items or one-time items that we believe are not indicative of future performance.
Other Corporate Developments
The Company appointed Mr. Zheng Jingsheng as the Company’s new independent Director and Chairman of the Board and Mr. Harry Nam as an independent Director, while Mr. Larry Kramer and Mr. Zhao Li have stepped down from the Board. Mr. Zheng Jingsheng served as Vice President of the Xinhua News Agency from 1998 to 2008 and Deputy General Manager from 1995 to 1998. He commenced his XSEL chairmanship on July 31, 2009, succeeding Ms. Fredy Bush. Ms. Bush will continue to serve as CEO of the Company. Mr. Nam was also appointed as Chairman of the Nominating and Corporate Governance Committee and the Investment Committee.
In June 2009, XSEL secured the exclusive television rights to UFC in China. Under the agreement with US based CSI Entertainment Inc., XSEL has the exclusive television rights to UFC in China until the end of 2009 and is developing a long term partnership extending into radio, internet and mobile platforms.
The Company completed the acquisition of a company that has a long-term advertising agreement with a television station in the PRC. The transaction gives XSEL up to 15-years of exclusive rights to provide advertising services.
Due to repositioning of the business to sports and entertainment, the Company has sold or may sell other certain non-core segments of its business which may give rise to potential non-cash impairment charges on goodwill and intangible assets.

Conference Call Information
Following the earnings announcement, XSEL’s senior management will host a conference call on August 12, 2009 at 8:00PM (New York) / August 13, 2009 at 8:00AM (Beijing) to review the results and discuss recent business activities.
Interested parties may dial into the conference call at:
(US) +1 800 561 2693 or +1 617 614 3523
(UK) +44 207 365 8426
(Mainland China) + 86 10 800 130 0399
(Asia Pacific) +852 3002 1672
Passcode: 27002258
A telephone replay will be available two hours after the call for one week at:
(US Toll Free) +1 888 286 8010
(International) +1 617 801 6888
Passcode: 26146199
A real-time webcast and replay will be also available at:
http://www.xsel.com/en/investor-relations/webcast/
Contacts:
Media Contact
Ms. Joy Tsang, XSEL, +86 10 8567 6050, joy.tsang@xsel.com
IR Contact
Mr. Edward Liu, XSEL, +86 10 8567 6061, edward.liu@xsel.com
Mr. Howard Gostfrand, American Capital Ventures, +1 305-918-7000, toll free +1 877 918 0774, info@amcapventures.com
About XSEL
Xinhua Sports & Entertainment Limited (“XSEL;” NASDAQ: XSEL) is a leading sports and entertainment media company in China. Catering to a vast audience of young and upwardly mobile customers, XSEL is well-positioned in China with its unique content and access.
Through its key international partnerships, XSEL is able to offer its target audience the content they demand — premium sports and quality entertainment. Through its Chinese partnerships, XSEL is able to deliver this content across a broad range of platforms, including television, the internet, mobile phones and other multimedia assets in China. Along with its integrated advertising resources, XSEL offers a total solution empowering clients at every stage of the media, process linking advertisers with China’s young and upwardly mobile demographic.
Headquartered in Beijing, the Company employs more than 1,350 people and has offices and affiliates in major cities throughout China including Beijing, Shanghai, Guangzhou, Shenzhen and Hong Kong. The Company’s American Depository Shares are listed on the NASDAQ Global Market (NASDAQ: XSEL). For more information, please visit http://www.xsel.com.

Safe Harbor
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and other similar statements. Among other things, the quotations from management in this announcement, as well as XSEL’s strategic and operational plans, contain forward-looking statements. XSEL may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about XSEL’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our growth strategies; our future business development, results of operations and financial condition; our ability to attract and retain customers; competition in the Chinese advertising and media markets; changes in our revenues and certain cost or expense items as a percentage of our revenues; the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights; the expected growth of the Chinese advertising and media market and Chinese governmental policies relating to advertising and media. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. XSEL does not undertake any obligation to update any forward-looking statement, except as required under applicable law.
Non-GAAP Financial Measures
To supplement XSEL’s consolidated financial results under U.S. GAAP, XSEL also provides the following non-GAAP financial measures: “adjusted gross profit” defined as gross profit excluding amortization of intangible assets from acquisitions; “adjusted EBITDA” defined as net income (loss) attributable to XSEL before one time items, other income (expense), taxes, depreciation, amortization of intangible assets from acquisitions, net income (loss) attributable to non-controlling interests and share-based compensation expenses; and “adjusted net income” defined as net income (loss) attributable to XSEL before one-time items, amortization of intangible assets from acquisitions, share-based compensation expenses and imputed interest. XSEL believes that these non-GAAP financial measures provide investors with another method for assessing XSEL’s underlying operational and financial performance. These non-GAAP financial measures are not intended to be considered in isolation or as a substitute for the financial results under U.S. GAAP. For more information on these non-GAAP financial measures, please refer to Chart 8 (Reconciliation of non-GAAP financial results) of this release.
XSEL believes these non-GAAP financial measures are useful to management and investors in assessing the performance of the Company and assist management in its financial and operational decision making. A limitation of using non-GAAP measures which exclude share-based compensation expenses is that share-based compensation expenses have been and will continue to be a significant recurring expense in our business. A limitation of using non-GAAP adjusted gross profit, adjusted EBITDA and adjusted net income is that they do not include all items that impact our net income for the period. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables provide additional details on the reconciliation between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

The following is a reconciliation of our non-GAAP financial results:
Chart 8: Reconciliation of non-GAAP financial results

	3 months	3 months	3 months
	ended	ended	ended
In US millions	Jun30, 2009	Jun 30, 2008	Mar 31, 2009
Net (loss) income attributable to XSEL	(2.1)	0.8	(3.1)
One-time items[1]	—	0.7	—
Amortization of intangible assets from acquisitions	2.2	3.4	1.7
Share-based compensation expenses	0.6	1.8	0.9
Depreciation	0.6	0.6	0.5
Other expenses	4.0	1.1	1.2
Provision for income taxes	0.3	1.9	0.4
Net income (loss) attributable to non-controlling interests	0.1	0.4	(0.3)

Adjusted EBITDA	5.7	10.7	1.3

Net (loss) income attributable to XSEL	(2.1)	0.8	(3.1)
One-time items[1]	(1.2)	0.6	—
Amortization of intangible assets from acquisitions	2.2	3.4	1.7
Share-based compensation expenses	0.6	1.8	0.9
Imputed interest[2]	3.4	1.0	1.2

Adjusted net income	2.9	7.6	0.7

[1]
One-time items are those that we believe are not indicative of future performance. The one-time items of $1.2 million in the second quarter of 2009 represent the net amount of non-cash fair value adjustments on a long-term receivable and convertible loan.

[2]	Imputed interest for the second quarter of 2009 is related to intangible assets from long-term contracts and convertible loan.

Net income (loss) and adjusted net income per ADS are shown in Chart 9 (Net income (loss) and adjusted net income per ADS):
Chart 9: Net income (loss) and adjusted net income per ADS1

	3 months	3 months	3 months
	ended	ended	ended
In US dollars	Jun 30, 2009	Jun 30, 2008	Mar 31, 2009
Net income (loss) per ADS — basic from continuing operations	$(0.04)	$0.00	$(0.05)
Net income (loss) per ADS — basic from discontinued operations	$0.00	$0.00	$0.00

Net income (loss) per ADS — basic	$(0.04)	$0.00	$(0.05)

Net income (loss) per ADS — diluted from continuing operations	$(0.04)	$0.00	$(0.05)
Net income (loss) per ADS — diluted from discontinued operations	$0.00	$0.00	$0.00

Net income (loss) per ADS — diluted	$(0.04)	$0.00	$(0.05)

Weighted average number of ADS — basic	76.0 million	67.5 million	75.5 million
Weighted average number of ADS — diluted	76.0 million	73.5 million	75.5 million

Adjusted net income per ADS — basic from continuing operations	$0.03	$0.10	$0.00
Adjusted net income per ADS — basic from discontinued operations	$0.00	$0.00	$0.00

Adjusted net income per ADS — basic	$0.03	$0.10	$0.00

Adjusted net income per ADS — diluted from continuing operations	$0.03	$0.10	$0.00
Adjusted net income per ADS — diluted from discontinued operations	$0.00	$0.00	$0.00

Adjusted net income per ADS — diluted	$0.03	$0.10	$0.00

Weighted average number of ADS — basic	76.0 million	67.5 million	75.5 million
Weighted average number of ADS — diluted	76.0 million	73.5 million	75.5 million

[1]
For computation of the net income (loss) per ADS and adjusted net income per ADS, the amount attributable to holders of common shares should be used. Accordingly, dividends on Series B redeemable convertible preference shares of $0.6 million were taken into account for the first and second quarter of 2009, and the second quarter of 2008.

Condensed Consolidated Balance Sheet

(In U.S. dollars)	Jun 30, 2009	Mar 31, 2009	Dec 31, 2008
	Unaudited	Unaudited	As adjusted
	(Note 1)	(Note 1)	(Note 1)
Assets
Current assets:
Cash and cash equivalents	32,329,314	59,274,949	54,088,842
Short term deposit	29,054	1,453,398	2,940,051
Restricted cash (Note 2)	37,920,000	37,610,000	37,510,000
Accounts receivable, net of allowance for doubtful debts (Note 3)	35,422,320	33,575,134	44,762,902
Prepaid program expenses	4,874,817	3,140,071	2,324,253
Consideration receivable from disposal of subsidiaries (Note 4)	45,640,000	43,754,392	36,970,590
Other current assets	28,092,141	24,349,090	14,902,170
Assets held for sale (Note 5)	7,846,238	8,575,780	—

Total current assets	192,153,884	211,732,814	193,498,808

Content production cost, net	13,685,624	—	—
Property and equipment, net	6,043,153	6,297,263	6,590,790
Intangible assets, net (Note 6)	284,488,653	197,727,546	200,528,583
Goodwill (Note 7)	68,827,539	42,688,899	46,992,724
Investment	13,508,239	13,508,239	13,508,239
Deposits for investments (Note 8)	14,536,860	24,382,361	14,174,566
Consideration receivable from disposal of subsidiaries (Note 4)	26,249,648	28,285,035	28,285,035
Other long-term assets	9,726,480	6,686,206	4,671,591

Total assets	629,220,080	531,308,363	508,250,336

Liabilities, mezzanine equity and total equity
Current liabilities:
Bank borrowings (Note 9)	42,705,865	42,486,592	36,374,198
Other current liabilities	90,757,246	63,529,480	69,900,342
Liabilities held for sale (Note 5)	1,129,607	1,893,487	—

Total current liabilities	134,592,718	107,909,559	106,274,540
Deferred tax liabilities	35,509,083	31,559,100	31,679,491
Long-term liabilities, non-current portion	190,829,286	121,164,687	101,505,496

Total liabilities	360,931,087	260,633,346	239,459,527

Mezzanine equity:
Series B redeemable convertible preferred shares	31,845,591	31,205,591	30,605,591
Shareholders’ equity:
Class A common shares	109,416	109,388	104,302
Additional paid-in capital	485,416,625	486,691,163	481,318,345
Accumulated deficits	(259,533,013)	(256,743,071)	(252,968,439)
Accumulated other comprehensive income	6,610,529	7,135,231	7,165,833

Total shareholders’ equity	232,603,557	237,192,711	235,620,041
Non-controlling interests	3,839,845	2,276,715	2,565,177

Total equity	236,443,402	239,469,426	238,185,218

Total liabilities, mezzanine equity and total equity	629,220,080	531,308,363	508,250,336

Condensed Consolidated Statement of Operations

	3 months	3 months	3 months
	ended	ended	ended
(In U.S. Dollars)	Jun 30, 2009	Jun 30, 2008	Mar 31, 2009
	Unaudited	Unaudited	Unaudited
		As adjusted
	(Note 1)	(Note 1)	(Note 1)
Net revenues:
Advertising services	21,166,243	25,221,780	14,242,940
Content production	207,980	2,888,164	878,214
Advertising sales	17,300,285	19,006,987	9,254,766
Publishing services	133,522	108,924	99,112

Total net revenues	38,808,030	47,225,855	24,475,032

Cost of revenues:
Advertising services	15,261,154	17,988,473	10,026,073
Content production	249,872	1,060,419	332,172
Advertising sales	13,204,429	7,644,880	5,513,330
Publishing services	221,450	254,844	202,596

Total cost of revenues	28,936,905	26,948,616	16,074,171

Operating expenses:
Selling and distribution	3,538,980	5,495,696	3,272,562
General and administrative (Note 3)	5,609,771	10,816,544	7,414,066

Total operating expenses	9,148,751	16,312,240	10,686,628

Other operating income	1,515,604	7,220	412,148

Operating income (loss) from continuing operations	2,237,978	3,972,219	(1,873,619)
Other expenses (Note 10)	3,984,469	1,138,945	1,188,780
(Loss) income from continuing operations before provision for income taxes	(1,746,491)	2,833,274	(3,062,399)
Provision for income taxes	298,022	1,874,756	383,662

Net (loss) income before non-controlling interests from continuing operations	(2,044,513)	958,518	(3,446,061)
Discontinued operations (Note 5):
Income from discontinued operations	58,566	289,702	31,728
Provision for income taxes	28,961	114,341	22,224

Discontinued operations, net of taxes	29,605	175,361	9,504

Net (loss) income	(2,014,908)	1,133,879	(3,436,557)
Net income (loss) attributable to non-controlling interests	135,029	370,913	(301,920)

Net (loss) income attributable to XSEL Net loss	(2,149,937)	762,966	(3,134,637)
Dividend declared on Series B redeemable convertible preferred shares	640,000	600,000	640,000

Net (loss) income attributable to holders of common shares	(2,789,937)	162,966	(3,774,637)
Net income (loss) per share:
Basic and diluted from continuing operations — Common shares	(0.02)	0.00	(0.03)
Basic and diluted from discontinued operations — Common shares	0.00	0.00	0.00

Basic and diluted — Common shares	(0.02)	0.00	(0.03)
Basic and diluted from continuing operations — American Depositary Shares	(0.04)	0.00	(0.05)
Basic and diluted from discontinued operations — American Depositary Shares	0.00	0.00	0.00

Basic and diluted — American Depositary Shares	(0.04)	0.00	(0.05)

Condensed Consolidated Statement of Cash Flow

	3 months	3 months	3 months
	ended	ended	ended
(In U.S. Dollars)	Jun 30, 2009	Jun 30, 2008	Mar 31, 2009
	Unaudited	Unaudited	Unaudited
Net cash provided by operating activities	625,814	7,603,264	2,205,338
Net cash used in investing activities	(20,805,254)	(19,234,247)	(19,823,410)
Net cash (used in) provided by financing activities	(7,715,920)	(1,506,267)	25,656,044
Effect of exchange rate changes	42,705	666,271	(64,102)

Net (decrease) increase in cash and cash equivalents	(27,852,655)	(12,470,979)	7,973,870
Cash and cash equivalents, as at beginning of the period	59,274,949	69,544,776	54,088,842
Less: Cash and cash equivalents at end of period from discontinued operations	907,020	—	(2,787,763)

Cash and cash equivalents, as at end of the period	32,329,314	57,073,797	59,274,949

Notes to Financial Information
1) Condensed consolidated financial information
Effective from January 1, 2009, the Company adopted Statement of Financial Accounting Standards No. 160, “Non-controlling Interest in Consolidated Financial Statements — An amendment of Accounting Research Bulletin No. 51” (“SFAS No. 160”), which changed the accounting for and the reporting of minority interest, now referred to as non-controlling interests, in our condensed consolidated financial information. The adoption of SFAS No. 160 resulted in the reclassification of amounts previously attributable to minority interest to a separate component of shareholders’ equity titled “Non-controlling Interests” in the accompanying condensed consolidated balance sheet. Additionally, net loss attributable to non-controlling interests was shown separately from net loss in the accompanying condensed consolidated statement of operations. Prior period financial information has been reclassified to conform to the current period presentation as required by SFAS No. 160. In addition, due to the pending sale of Hyperlink, the Company’s research services business, in 2009, the historical results were reported as “discontinued operations” for all periods presented in the accompanying condensed consolidated statement of operations.
2) Restricted cash
Restricted cash was US dollar cash deposits pledged for the RMB loan facilities granted by banks for RMB working capital purposes.
3) Accounts receivables, net of allowance for doubtful debts and debtors turnover
Debtors turnover for the first and second quarter of 2009 were 144 days and 81 days respectively. Our business groups generally grant 90 days to 180 days as the average credit period to major customers, which is in line with the industry practices in the PRC. The Company recorded a recovery of doubtful debts of $2.4 million in general and administrative expenses for the second quarter of 2009 and wrote back the allowance for doubtful debts accordingly.
4) Consideration receivable from disposal of subsidiaries
On June 30, 2009, the Company recorded current and non-current consideration receivable from disposal of subsidiaries of $45.6 million and $26.2 million respectively. This represented the consideration receivable for the disposal of our 85% shareholding of Convey in December 2008.
5) Assets and liabilities held for sale and discontinued operations
On June 30, 2009, the Company recorded assets and liabilities held for sale of $7.8 million and $1.1 million respectively. Due to the pending sale of Hyperlink, the Company’s research services business, in 2009, the results of operations were separately reported as “discontinued operations” and its assets and liabilities have been reclassified as “assets and liabilities held for sale”.

6) Intangible assets
The carrying value of intangible assets on June 30, 2009 was $284.5 million. This mainly represented the carrying value of the long-term advertising agreements for the Broadcast and Print groups. The carrying value of the intangible assets were composed of a $185.9 million advertising license agreement for our TV business, a $73.5 million exclusive advertising agreement for our newspaper business and $25.1 million other intangible assets. In April 2009, XSEL completed the acquisition of a company that has a long-term advertising agreement with a television station in the PRC. The carrying value of the related intangible assets as of June 30, 2009 was $89.6 million.
7) Goodwill
On June 30, 2009, the carrying value of goodwill was $68.8 million. In April 2009, the Company completed the acquisition of a company that has a long-term advertising agreement with a television station in the PRC. The carrying value of the related goodwill as of June 30, 2009 was $11.8 million.
8) Deposits for investments
The Company has paid a deposit of $10 million and an advance of $4.5 million to provide advertising services to the pay channels in the PRC. These amounts are refundable unless certain closing conditions are met. On June 30, 2009, there were uncertainties as to whether certain closing conditions can be met.
9) Bank borrowings
In October 2007, the Company purchased from UBS Financial Services, Inc. a $25.0 million principal protected note issued by Lehman Brothers Holdings Inc., which matured in January 2009. In August 2008, the Company borrowed $14.0 million from UBS AG using the principal protected note as collateral (the “Loan”). On September 15, 2008, Lehman Brothers filed for bankruptcy, and, after the Company refused to post additional collateral for the Loan, on September 25, 2008, UBS AG filed a demand for arbitration with the American Arbitration Association against the Company seeking repayment of the Loan. On October 28, 2008, the Company filed its defense to the demand as well as a cross claim against UBS Financial Services, Inc. for an amount in excess of $25.0 million. At December 31, 2008, the Company has taken full provision of $25.0 million against the principal protected note. The Company is currently in arbitration and will defend itself vigorously in its position.
10) Other expenses
Other income (expense) includes net interest income (expense) and net other income (expense).